One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

August 21, 2013

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Research Fund, Inc. (the “Company”)
File No. 333-190007

Dear Ms. Browning:

This letter responds to comments you provided in an August 20, 2013 telephone conversation with Christopher Harvey and Jill Damon of Dechert LLP regarding the Company’s amended preliminary proxy materials filed on August 19, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14. The comments, and the Company’s responses thereto, are set forth below. The Company will file pursuant to Rule 497 its definitive combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”) reflecting changes made in response to such comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Prospectus/Proxy.

1.                  In “Management Fee Reduction for Acquiring Fund” in the Q&A section, please disclose the contractual management fee for the Combined Fund.

Response: The requested change has been made.

2.                  In “How do the Funds’ expense structures compare?” in the Q&A section, please include Rule 12b-1 fees in the total annual fund operating figures disclosed for each Fund.

Response: The requested changes have been made.

3.                  Please delete footnote 1 to the Annual Fund Operating Expenses table and disclose such information elsewhere in the Prospectus/Proxy.

Ms. Kimberly A. Browning

August 21, 2013

Response: The requested change has been made.

4.                  Please confirm that no changes are being made to the Funds’ Rule 12b-1 fees as a result of the Reorganization. If changes are being made, please file the relevant exhibit(s) related to such changes.

Response: The Company confirms that no changes are being made to the Funds’ Rule 12b-1 fees as a result of the Reorganization. Rule 12b-1 fees applicable to each share class are the same for both the Target and Acquiring Funds, with the exception of the Acquiring Fund’s Class A Rule 12b-1 fee, which is 10 basis points lower than Target Fund’s Class A Rule 12b-1 fee. The Combined Fund’s Rule 12b-1 fees will be the same as the Acquiring Fund’s Rule 12b-1 fees. Therefore, no Rule 12b-1 fee-related exhibits need to be filed.

* * * * *

The Company filed Tandy representations as EDGAR correspondence in connection with our August 19, 2013 letter. If you have any questions, please call Chris Harvey at (617) 728-7167.

Sincerely,

/s/ Christopher P. Harvey

Christopher P. Harvey

cc:	Thomas R. Phillips
Brooke A. Fapohunda

Lord Abbett Classic Stock Fund

(a series of Lord Abbett Research Fund, Inc.)

90 Hudson Street

Jersey City, New Jersey 07302-3973

888-522-2388

Dear Fellow Shareholder,

You are invited to vote on an important proposal affecting your fund at a special meeting of shareholders scheduled to be held on October 11, 2013 at 9:00 a.m. at 90 Hudson Street, Jersey City, NJ 07302-3973. Specifically, we are asking you to consider a proposal to reorganize Lord Abbett Classic Stock Fund into Lord Abbett Calibrated Dividend Growth Fund, a fund with similar, but not identical, investment strategies. In addition, Lord Abbett is requesting that you ratify the appointment of Deloitte & Touche LLP as your fund’s independent registered public accounting firm for the fiscal year ending November 30, 2013. The Board of Directors believes these proposals are in the best interests of your fund and its and shareholders and unanimously recommends that you vote “FOR” the proposals.

The enclosed materials explain these proposals in more detail, and we encourage you to review them carefully. As a shareholder, your vote is important, and we hope you will respond promptly to ensure that your shares are represented at the shareholder meeting. You can vote using one of the methods below by following the instructions on your proxy card:

•	Via the Internet
•	By telephone
•	By mail
•	In person at the shareholder meeting

We encourage you to vote by the Internet or telephone, using the “control” number that appears on your proxy card. We must receive your vote before 9:00 a.m. on October 11, 2013 in order to count your vote. Regardless of the method you choose, please take the time to read the full text of the enclosed materials before voting. Please vote now. Your vote is important.

Thank you for investing in the Lord Abbett Family of Funds. It is a privilege to manage your investment. If you have any questions or need assistance voting, please contact your financial advisor or call 888-991-1294.

Sincerely,

Daria L. Foster
President, Chief Executive Officer, and Director

Lord Abbett Classic Stock Fund

(a series of Lord Abbett Research Fund, Inc.)

90 Hudson Street

Jersey City, New Jersey 07302-3973

888-522-2388

QUESTIONS AND ANSWERS

Your vote is important.

Below are answers to some commonly asked questions that are intended to help you understand the proposals on which shareholders of Lord Abbett Classic Stock Fund (“Target Fund”) are being asked to vote. These proposals are described in more detail in the Combined Prospectus/Proxy Statement, which you should read carefully. If you have a question or need assistance in voting, please call 888-991-1294.

Background

As discussed more fully below, you are being asked to vote on a proposal to reorganize Target Fund into Lord Abbett Calibrated Dividend Growth Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”) (the “Reorganization”) (“Proposal 1”). As you evaluate the Reorganization, it may be helpful to understand some recently implemented changes affecting the Funds. The Funds currently have similar investment policies, share the same investment team, utilize the same fundamental research and quantitative analysis in making investment decisions, have substantially similar portfolio composition, and, as of October 1, 2013, are subject to the same contractual management fee rate. The specific changes are:

•	Investment Strategy Changes. Before June 11, 2013, Target Fund followed a large-cap core (i.e., growth and value) investment strategy. Before September 27, 2012, Acquiring Fund followed a balanced (i.e., equity and fixed income) investment strategy. Target Fund and Acquiring Fund transitioned on those respective dates to their present investment strategies emphasizing large and mid-sized companies that have grown their dividends over time. See “What is Proposal 1?” for more information on the Funds’ present strategies.

•	Portfolio Management Changes. Walter H. Prahl and Frederick J. Ruvkun assumed lead portfolio management responsibilities for Target Fund effective June 11, 2013 and for Acquiring Fund effective September 27, 2012. They have implemented an investment strategy for each Fund that utilizes a combination of fundamental research and quantitative analysis.

•	Portfolio Repositioning. Despite the tax-free nature of the Reorganization itself, Target Fund’s sale of portfolio securities to implement its current investment strategies has generated significant capital gains. Consequently, Target Fund shareholders will receive higher capital gain distributions than they would have received absent such repositioning.

•	Management Fee Reduction for Acquiring Fund. Lord, Abbett & Co. LLC (“Lord Abbett”) has agreed to lower Acquiring Fund’s contractual management fee rate effective October 1, 2013, so that Target Fund and Acquiring Fund will have the same contractual management fee rate schedule as of that date: ~~Please see “How do the Funds’ expense structures compare?” for more information on the Funds’ contractual management fee rates.~~ 0.65% on the first $1 billion, 0.60% on the next $1 billion, and 0.55% on assets over $2 billion. The Combined Fund will, therefore, have the same contractual management fee rate schedule.

Please bear in mind that certain historical performance and financial data for each Fund relating to periods before these changes were implemented may be less relevant than more current data. The accompanying Combined Prospectus/Proxy Statement provides historical data as well as more current data for your reference.

You also are being asked to ratify the appointment of Deloitte & Touche LLP as Target Fund’s independent registered public accounting firm (“Proposal 2”), as explained below.

Why am I being asked to vote?

Lord Abbett is seeking your vote at a special meeting of shareholders scheduled to be held on October 11, 2013 because you are, or were as of July 23, 2013 (the “Record Date”), a shareholder of Target Fund. The Board of Directors of Target Fund (the “Board”) has approved the proposals described below and recommends that you vote “FOR” them.

What is Proposal 1?

You are being asked to approve a proposal to reorganize Target Fund into Acquiring Fund. After the Reorganization is completed, you will become a shareholder of Acquiring Fund and Target Fund will be terminated. Like Target Fund, Acquiring Fund seeks income and capital appreciation. Both Funds invest in large and mid-sized companies that historically have increased their dividends. Both

Funds utilize fundamental research and quantitative analysis in making investment decisions. The material differences between the Funds’ investment strategies and policies are:

•	Target Fund and Acquiring Fund have different policies regarding what percentage of assets must be invested in large companies and rely on different criteria to define what constitutes a large company. Target Fund must invest at least 80% of its assets in large companies. Target Fund defines large companies as those companies that fall within the market capitalization range of companies in the Russell 1000® Index. Unlike Target Fund, Acquiring Fund does not have an investment policy requiring the Fund to invest at least 80% of its assets in large companies. Acquiring Fund does, however, have a stated investment policy of investing principally in companies that fall within the market capitalization range of companies in the S&P 900® Index. This distinction, along with the differences in the capitalization ranges between the two indexes, means that Acquiring Fund has relatively greater flexibility than Target Fund to invest in mid-sized companies. However, both Funds currently are managed in a similar fashion with respect to exposure to mid-sized companies.

•	Acquiring Fund has a smaller investable universe than Target Fund because Acquiring Fund invests principally in companies included in the S&P 900 10-Year Dividend Growth Index, while Target Fund invests principally in companies included in the Russell 1000® Index. The Russell 1000® Index has less stringent company selection criteria than the S&P 900 10-Year Dividend Growth Index.

•	Target Fund’s investment policies allow the Fund to invest to a greater extent than Acquiring Fund in foreign companies and derivatives, although both Funds currently are managed in a similar fashion with respect to such investments.

Notwithstanding these differences, Target Fund and Acquiring Fund have similar, though not identical, overall risk profiles.

The Combined Prospectus/Proxy Statement provides more information about Acquiring Fund and the Reorganization, including a comparative discussion of the Funds’ investment strategies and their attendant risks. It is both a Prospectus for Acquiring Fund and a Proxy Statement for Target Fund.

How do the Funds’ present sizes compare?

As of July 31, 2013, Target Fund had approximately $678 million in total net assets and Acquiring Fund had approximately $1.28 billion in total net assets.

How do the Funds’ expense structures compare?

It is expected that you will pay lower overall costs after the Reorganization as a shareholder of the combined fund (the “Combined Fund”) than you currently pay as a shareholder of Target Fund. Specifically, as compared with Target Fund, the Combined Fund is projected to have a lower effective management fee rate (the average rate applied at current asset levels), lower other (i.e., non-management) expenses, and lower total annual operating expenses. The Combined Fund’s expense structure will be the same as Acquiring Fund’s expense structure, including the contractual management fee rate shown in the comparison below, which takes effect on October 1, 2013 and is equal to Target Fund’s contractual management fee rate. Acquiring Fund’s pre-October 1, 2013 contractual management fee rate is 10 basis points higher than Target Fund’s contractual management fee rate at each breakpoint, as discussed more fully in the Combined Prospectus/Proxy Statement. The specific components of Target Fund’s and the Combined Fund’s operating expenses compare as follows:

•	the Funds’ contractual management fee rates (after giving effect to a reduction in Acquiring Fund’s contractual management fee rate effective October 1, 2013) are the same (0.65% on the first $1 billion, 0.60% on the next $1 billion, and 0.55% on assets over $2 billion), although the Combined Fund’s estimated effective management fee rate (0.63%) is lower than Target Fund’s effective management fee rate (0.69%) because of the Combined Fund’s anticipated larger asset size;

•	Rule 12b-1 fees applicable to a particular share class are the same for both Funds, with the exception that the Combined Fund’s Class A Rule 12b-1 fee is 10 basis points lower than Target Fund’s Class A Rule 12b-1 fee;

•	based on Acquired Fund’s and Target’s Fund expenses as of the Funds’ most recently completed fiscal year, the Combined Fund’s other (i.e., non-management) expenses (0.23%) are estimated to be lower than those of Target Fund (0.25%);

•	total annual operating expenses, before taking into account either Fund’s contractual expense cap, are estimated to be lower for the Combined Fund ~~(0.86% plus the amount of any applicable Rule 12b-1 fee)~~ than they were for Target Fund as of its most recent fiscal year end ~~(0.94% plus the amount of any applicable Rule 12b-1 fee~~) as illustrated in the table below; and

Total Annual Operating Expenses (before each Fund’s contractual expense cap)

	Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
Target Fund	1.29%	1.94%	1.94%	1.04%	0.94%	1.39%	1.54%	1.44%
Pro Forma Combined Fund	1.11%	1.86%	1.86%	0.96%	0.86%	1.31%	1.46%	1.36%

•	total net annual operating expenses, after taking into account each Fund’s contractual expense cap, are estimated to be lower for the Combined Fund ~~(0.60% plus the amount of any applicable Rule 12b-1 fee)~~ than they were for Target Fund as of its most recent fiscal year end ~~(0.63% plus the amount of any applicable Rule 12b-1 fee)~~ as illustrated in the table below. The Combined Fund’s contractual expense cap will remain in place through at least March 31, 2015, although there is no guarantee that the cap will be renewed after that date. Target Fund’s current expense cap expires on March 31, 2014.

Total Annual Operating Expenses (after each Fund’s contractual expense cap)

	Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
Target Fund	0.98%	1.63%	1.63%	0.73%	0.63%	1.08%	1.23%	1.13%
Pro Forma Combined Fund	0.85%	1.60%	1.60%	0.70%	0.60%	1.05%	1.20%	1.10%

Why does the Board recommend that I vote “FOR” Proposal 1?

Due to a number of factors, most notably Lord Abbett’s concerns about Target Fund’s long-term viability, the Board believes it is in the best interests of each Fund and its shareholders to reorganize Target Fund into Acquiring Fund. The Reorganization would permit Target Fund shareholders to continue to pursue income and capital appreciation by employing similar investment strategies as part of a larger fund with lower overall costs. Actual results of the Reorganization may differ from the expected results described in the Combined Prospectus/Proxy Statement. Material differences between the Funds’ investment objectives, strategies, and risks are discussed in “Investment Objectives, Principal Investment Strategies, and Principal Risks” in the Combined Prospectus/Proxy Statement.

The specific reasons why the Board recommends that shareholders vote “FOR” Proposal 1 are discussed in more detail under “Summary of Reorganization Proposal” in the Combined Prospectus/Proxy Statement. The Board approved the Reorganization based on information available as of its June 6, 2013 meeting, which is subject to change.

Will the value of my investment change as a result of the Reorganization?

No. Although the aggregate value of your investment will not change as a result of the Reorganization, the number of shares you own likely will change. The reason for this potential change is that your Target Fund shares will be exchanged for Acquiring Fund shares at the net asset value per share of Acquiring Fund, which likely will differ from the net asset value per share of Target Fund.

Will the Reorganization result in a taxable event for me?

The Reorganization is expected to qualify for tax-free treatment for federal income tax purposes, but Target Fund’s portfolio repositioning before the Reorganization will involve taxable events for Target Fund shareholders who hold their shares in a taxable account. The material tax consequences of the Reorganization and pre-Reorganization portfolio repositioning are summarized below.

•	The Reorganization. The Reorganization is expected to qualify as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Reorganization so qualifies, Target Fund will not recognize any gain or loss as a result of the transfer of all of its assets and substantially all of the liabilities in exchange for shares of Acquiring Fund or as a result of its liquidation, and Target Fund shareholders will not recognize any gain or loss upon the receipt of shares of Acquiring Fund in connection with the Reorganization.

•	Portfolio Repositioning. Despite the tax-free nature of the Reorganization itself, Target Fund portfolio repositioning before the Reorganization is expected to generate significant capital gains. Consequently, Target Fund shareholders will receive higher capital gain distributions than they would have received absent such repositioning. The amount of capital gain distributions is determined by the extent to which Target Fund repositioned its portfolio and the extent to which the Fund realized gains from the sale of portfolio securities. The tax impact of such capital gain distributions to an individual shareholder will depend on whether the shareholder holds Target Fund shares in a taxable account and other factors specific to each shareholder.

Will I pay any sales charges or similar transaction fees in connection with the Reorganization?

No sales charges or other similar transaction fees will be charged in connection with the Reorganization. However, any other investment or redemption would be subject to any applicable sales charges.

When would the Reorganization take place?

If Target Fund shareholders approve the Reorganization, the transaction is expected to be completed as soon as possible after the shareholder meeting scheduled to be held on October 11, 2013.

Who will manage the portfolio of the Combined Fund following the Reorganization?

Walter H. Prahl and Frederick J. Ruvkun co-head each Fund’s investment team and will manage the Combined Fund following the Reorganization.

Who will pay the costs associated with the Reorganization?

Lord Abbett will bear the direct costs of the Reorganization. Such costs include the cost of hiring a proxy solicitation firm to request and record shareholders’ votes, the cost of preparing, filing, printing, and mailing this Combined Prospectus/Proxy Statement, and related accounting and legal fees. We estimate that these costs will total approximately $300,000. However, the Funds will bear the transaction costs associated with the Reorganization, as well as any other indirect costs of the Reorganization. Target Fund will bear such costs related to any portfolio repositioning that takes place before the Reorganization and the Combined Fund will bear any such costs related to any portfolio repositioning that takes place after the Reorganization.

What if shareholders do not approve the Reorganization?

If Target Fund shareholders do not approve the Reorganization, even after any adjournments or postponements of the meeting, the Reorganization will not be implemented, and the Board and Lord Abbett will consider other strategic alternatives for the Fund, possibly including its liquidation.

What is Proposal 2?

You are being asked to approve a proposal to ratify the appointment of Deloitte & Touche LLP (“Deloitte”) to act as Target Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2013. The Audit Committee of the Board has approved Deloitte’s appointment. The Board, upon the recommendation of the Audit Committee, unanimously recommends that Target Fund’s shareholders ratify such appointment. The Combined Prospectus/Proxy Statement provides more information about Proposal 2, including fees received by Deloitte for services rendered to Target Fund and Lord Abbett.

Why does the Board recommend that I vote “FOR” Proposal 2?

The Audit Committee has selected Deloitte as Target Fund’s independent registered public accounting firm to audit the Fund’s financial statements for the fiscal year ending November 30, 2013 and provide other non-audit services. Deloitte has served as Target Fund’s independent public accountants since Target Fund’s 1992 inception. Services provided to Target Fund by Deloitte during the Fund’s 2012 fiscal year included the audit of the Fund’s financial statements included in its annual report to shareholders, review of information included in the annual report, services related to filings with the U.S. Securities and Exchange Commission, consultations on various accounting and reporting matters, and non-audit-related tax services.

What is Broadridge Financial Solutions, Inc.?

Broadridge Financial Solutions, Inc. (“Broadridge”) is the proxy solicitation firm that will contact shareholders and record their votes. Broadridge is not affiliated with either Fund or Lord Abbett. As the shareholder meeting date approaches, shareholders who have not yet voted may receive telephone calls, emails, or follow-up mailings from Broadridge asking them to vote so that the meeting will not need to be postponed.

How many votes am I entitled to cast?

You are entitled to one vote for each full share and a proportionate fractional vote for each fractional share you own of Target Fund on the Record Date (July 23, 2013). Only shareholders of Target Fund as of the Record Date may vote.

How do I submit my vote?

You may vote in any of the following four ways:

Internet:	Please use the website and control number provided on your proxy card.
Telephone:	Please use the telephone number and control number provided on your proxy card.
Mail:	Please sign and date your proxy card and return it to the address shown on the card.
In Person:	At the shareholder meeting at 9:00 a.m. on October 11, 2013, at 90 Hudson Street, Jersey City, NJ 07302.

Please vote now. Your prompt vote can help reduce the need for further proxy solicitation. Your vote is important, regardless of how many shares you own. Please read the Combined Prospectus/Proxy Statement and vote your shares. If you have a question or need assistance in voting, please call 888-991-1294.

Thank you for investing in the Lord Abbett Family of Funds.

Lord Abbett Classic Stock Fund

(a series of Lord Abbett Research Fund, Inc.)

90 Hudson Street

Jersey City, New Jersey 07302-3973

888-522-2388

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be Held on October 11, 2013

NOTICE IS HEREBY GIVEN of a Special Meeting of the Shareholders of Lord Abbett Classic Stock Fund (“Target Fund”) (the “Meeting”). The Meeting will be held at the offices of Lord, Abbett & Co. LLC at 90 Hudson Street, Jersey City, New Jersey, on October 11, 2013 at 9:00 a.m. for the purpose of considering the following proposals:

(1)	To approve a Plan of Reorganization adopted by Lord Abbett Research Fund, Inc. (“Research Fund”), on behalf of its series, Target Fund, and its series, Lord Abbett Calibrated Dividend Growth Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”), providing for: (a) the transfer of all of the assets of Target Fund to Acquiring Fund in exchange for shares of the corresponding class of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund; (b) the distribution of such shares to the shareholders of Target Fund; and (c) the termination of Target Fund; and

(2)	To ratify the appointment of Deloitte & Touche LLP as Target Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2013.

In addition, Target Fund shareholders will be asked to vote on any other business properly presented at the Meeting and any adjournments or postponements of the Meeting.

The Board has fixed the close of business on July 23, 2013 as the record date for determination of shareholders of Target Fund entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Shareholders are entitled to one vote for each full share held and a proportionate vote for each fractional share held.

Your vote is important regardless of how many shares you hold. Your prompt vote can help reduce the need for further proxy solicitation. You may vote via the Internet, by telephone, by signing and returning your proxy card, or by attending the Meeting in person, as described in the attached Combined Prospectus/Proxy Statement.

By order of the Board

Lawrence H. Kaplan
September 3, 2013	Vice President and Secretary

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Combined Prospectus/Proxy Statement

Dated September 3, 2013

Lord Abbett Classic Stock Fund

(a series of Lord Abbett Research Fund, Inc.)

90 Hudson Street

Jersey City, New Jersey 07302-3973

888-522-2388

Lord Abbett Calibrated Dividend Growth Fund

(a series of Lord Abbett Research Fund, Inc.)

90 Hudson Street

Jersey City, New Jersey 07302-3973

888-522-2388

This Combined Prospectus/Proxy Statement relates to the proposed Reorganization (defined below) of Lord Abbett Classic Stock Fund (“Target Fund”), a series of Lord Abbett Research Fund, Inc., a registered open-end management investment company (“Research Fund”), into Lord Abbett Calibrated Dividend Growth Fund, another series of Research Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”). Lord, Abbett & Co. LLC (“Lord Abbett”) anticipates that the proposed Reorganization may achieve cost savings and operating efficiencies by combining funds with overlapping investment strategies into a single larger fund. The Board of Directors of Research Fund, on behalf of each of Target Fund and Acquiring Fund (the “Board”), has determined unanimously, following Lord Abbett’s recommendation, that the Reorganization would be in the best interests of each Fund and its shareholders.

This Combined Prospectus/Proxy Statement is both a Prospectus for Acquiring Fund and a Proxy Statement for Target Fund. It concisely sets forth the information that a Target Fund shareholder should know about the Reorganization and Acquiring Fund before voting. Shareholders should read it and retain it for future reference. The section titled “Information from Acquiring Fund’s April 1, 2013 Prospectus” in this Combined Prospectus/Proxy Statement includes additional information about Acquiring Fund that a Target Fund shareholder should know before becoming an investor in Acquiring Fund. Attached as Appendix A to this Combined Prospectus/Proxy Statement is a copy of the form of Plan of Reorganization (the “Plan”) that describes the terms of the Reorganization in greater detail.

In addition, this Combined Prospectus/Proxy Statement contains information about a proposal to ratify the appointment of Deloitte & Touche LLP as Target Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2013.

Your vote is important regardless of the size of your investment in Target Fund. If you have a question or need assistance in voting, please call 888-991-1294.

Additional information about the Funds has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and can be found in the following documents, which are incorporated by reference into this Combined Prospectus/Proxy Statement:

•	The Statement of Additional Information dated September 3, 2013 relating to this Combined Prospectus/Proxy Statement;

•	Target Fund’s Prospectus dated April 1, 2013, as supplemented;

•	The Statement of Additional Information dated April 1, 2013, as supplemented, relating to each Fund’s Prospectus dated April 1, 2013, as supplemented;

•	Each Fund’s Annual Report for the fiscal year ended November 30, 2012; and

•	Each Fund’s Semi-Annual Report for the fiscal period ended May 31, 2013.

These documents are available free of charge via Lord Abbett’s website at www.lordabbett.com, by calling 888-522-2388, or by writing to the Funds at 90 Hudson Street, Jersey City, NJ 07302-3973.

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), and in accordance therewith, file reports and other information, including proxy materials, with the SEC.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this Combined Prospectus/Proxy Statement. Any representation to the contrary is a criminal offense.

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SPECIAL MEETING OF SHAREHOLDERS
OF

Lord Abbett Classic Stock Fund

(a series of Lord Abbett Research Fund, Inc.)

This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Lord Abbett Research Fund, Inc. (“Research Fund”), to be used at a special meeting of shareholders of Lord Abbett Classic Stock Fund (“Target Fund”), a series of Research Fund, to be held at 9:00 a.m. on October 11, 2013, at the offices of Lord, Abbett & Co. LLC (“Lord Abbett”) at 90 Hudson Street, Jersey City, New Jersey, and at any adjournments or postponements thereof (the “Meeting”).

The Meeting is being held for the purpose of considering the following proposals:

(1)	To approve a Plan of Reorganization adopted by Research Fund, on behalf of Target Fund and its series, Lord Abbett Calibrated Dividend Growth Fund (“Acquiring Fund” and, together with Target Fund, the “Funds”), providing for: (a) the transfer of all of the assets of Target Fund to Acquiring Fund in exchange for shares of the corresponding class of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund; (b) the distribution of such shares to the shareholders of Target Fund; and (c) the termination of Target Fund (the “Reorganization”); and

(2)	To ratify the appointment of Deloitte & Touche LLP as Target Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2013.

In addition, Target Fund shareholders will be asked to vote on any other business properly presented at the Meeting and any adjournments or postponements of the Meeting.

Only shareholders of record of Target Fund as of the close of business on July 23, 2013 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof. This Combined Prospectus/Proxy Statement and the enclosed proxy card initially are being mailed to shareholders on or about September 3, 2013.

A vote in favor of the Reorganization is a vote to become a shareholder of Acquiring Fund and terminate Target Fund. The votes of Acquiring Fund’s shareholders are not being solicited because their approval or consent is not necessary for the Reorganization to proceed. If shareholders do not approve the Reorganization, or if the Reorganization is not completed for any other reason, the Board of Target Fund will consider other strategic alternatives for Target Fund, possibly including its liquidation.

FEES AND EXPENSES

The tables below provide a summary comparison of the expenses of each class of shares of each Fund. Each Fund’s annual fund operating expenses are based on the Fund’s fees and expenses for the twelve-month period ended May 31, 2013. The estimated annual fund operating expenses of Acquiring Fund after giving effect to the proposed Reorganization (the “Combined Fund”) are shown on a pro forma basis as of May 31, 2013, as if the Reorganization had been completed on that date. The pro forma expenses of the Combined Fund reflect the reduction in Acquiring Fund’s contractual management fee rate that will take effect on October 1, 2013, before the Reorganization. The Combined Fund’s actual annual operating expenses after the Reorganization may be greater or less than those shown.

The Funds are subject to the same sales charges. You may qualify for sales charge discounts if you and certain members of your family invest, or agree to invest in the future, at least $50,000 in the Lord Abbett Family of Funds. More information about these and other sales charge discounts is available from your financial professional, in “Sales Charge Reductions and Waivers” on page 65 of this Combined Prospectus/Proxy Statement, and in “Purchases, Redemptions, Pricing, and Payments to Dealers” on page 8-1 of the Funds’ statement of additional information dated April 1, 2013 (“SAI”).

Class A

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		5.75%		5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None	~~(1)~~	None	~~(1)~~	None	~~(1)~~
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	0.35%		0.25%		0.25%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.29%		1.22%		1.11%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.98	%~~(2)~~ (1)	0.85	%~~(3)~~ (2)	0.85	%~~(3)~~ (2)

Class B

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	5.00%		5.00%		5.00%
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	1.00%		1.00%		1.00%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.94%		1.97%		1.86%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.63	%~~(2)~~ (1)	1.60	%~~(3)~~ (2)	1.60	%~~(3)~~ (2)

Class C

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	1.00	%~~(5)~~ (4)	1.00	%~~(5)~~ (4)	1.00	%~~(5)~~ (4)
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	1.00%		1.00%		1.00%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.94%		1.97%		1.86%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.63	%~~(2)~~ (1)	1.60	%~~(3)~~ (2)	1.60	%~~(3)~~ (2)

Class F

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees
(Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None		None		None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	0.10%		0.10%		0.10%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.04%		1.07%		0.96%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.73	%~~(2)~~ (1)	0.70	%~~(3)~~ (2)	0.70	%~~(3)~~ (2)

Class I

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None		None		None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	None		None		None
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	0.94%		0.97%		0.86%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.63	%~~(2)~~ (1)	0.60	%~~(3)~~ (2)	0.60	%~~(3)~~ (2)

Class P

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None		None		None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	0.45%		0.45%		0.45%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.39%		1.42%		1.31%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.08	%~~(2)~~ (1)	1.05	%~~(3)~~ (2)	1.05	%~~(3)~~ (2)

Class R2

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None		None		None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	0.60%		0.60%		0.60%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.54%		1.57%		1.46%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.23	%~~(2)~~ (1)	1.20	%~~(3)~~ (2)	1.20	%~~(3)~~ (2)

Class R3

Fee Table	Target Fund		Acquiring Fund		Pro Forma Combined Fund
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	None		None		None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.69%		0.75%		0.63	%~~(4)~~ (3)
Distribution and Service (12b-1) Fees	0.50%		0.50%		0.50%
Other Expenses	0.25%		0.22%		0.23%
Total Annual Fund Operating Expenses	1.44%		1.47%		1.36%
Fee Waiver and/or Expense Reimbursement	(0.31	%)~~(2)~~ (1)	(0.37	%)~~(3)~~ (2)	(0.26	%)~~(3)~~ (2)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.13	%~~(2)~~ (1)	1.10	%~~(3)~~ (2)	1.10	%~~(3)~~ (2)

~~(1)~~	~~A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on certain Class A shares purchased or acquired without a sales charge if they are redeemed before the first day of the month of the one-year anniversary of their purchase.~~

~~(2)~~ (1)	For the period from April 1, 2013 through March 31, 2014, Lord Abbett has contractually agreed to waive its fees and reimburse expenses to the extent necessary to limit total net annual operating expenses for each class, excluding 12b-1 fees, if any, to an annual rate of 0.63%. Shareholders will incur actual total annual operating expenses equal to 0.63% plus the amount of any applicable Rule 12b-1 fee. This agreement may be terminated only by Target Fund’s Board of Directors.

~~(3)~~ (2)	For the period from April 1, 2013 through March 31, 2015, Lord Abbett has contractually agreed to waive its fees and reimburse expenses to the extent necessary to limit total net annual operating expenses for each class, excluding 12b-1 fees, if any, to an annual rate of 0.60%. Shareholders will incur actual total annual operating expenses equal to 0.60% plus the amount of any applicable Rule 12b-1 fee. This agreement may be terminated only by Acquiring Fund’s Board of Directors.

~~(4)~~ (3)	Reflects a reduction in Acquiring Fund’s contractual management fee rate effective October 1, 2013.

~~(5)~~ (4)	A ~~CDSC~~ contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on Class C shares if they are redeemed before the first anniversary of their purchase.

Examples

The following examples are intended to help you compare the cost of investing in the relevant Fund with the cost of investing in other mutual funds. The example for each Fund assumes that you invest $10,000 in such Fund at the maximum sales charge, if any. The examples also assume that your investment has a 5% return each year, that dividends and distributions are reinvested, and that the relevant Fund’s operating expenses remain the same. The example for the Pro Forma Combined Fund reflects the reduction in Acquiring Fund’s contractual management fee rate that will take effect on October 1, 2013. The examples assume a deduction of the applicable contingent deferred sales charge (“CDSC”) for the one-year, three-year, and five-year periods for Class B shares and for the one-year period for Class C shares. Class B shares automatically convert to Class A shares after approximately eight years. The expense example for Class B shares for the ten-year period reflects the conversion to Class A shares. The first example assumes that you redeem all of your shares at the end of the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs (including any applicable CDSC) would be as shown below. No sales charge will be imposed in connection with the Reorganization. The second example assumes that you do not redeem and instead keep your shares.

If Shares Are Redeemed	1 year	3 years	5 years	10 years
Target Fund Class A Shares	$669	$932	$1,214	$2,016
Acquiring Fund Class A Shares	$657	$885	$1,153	$1,918
Pro Forma Combined Fund Class A Shares	$657	$869	$1,113	$1,814
Target Fund Class B Shares	$666	$879	$1,218	$2,070
Acquiring Fund Class B Shares	$663	$861	$1,207	$2,053
Pro Forma Combined Fund Class B Shares	$663	$844	$1,167	$1,949
Target Fund Class C Shares	$266	$579	$1,018	$2,239
Acquiring Fund Class C Shares	$263	$561	$1,007	$2,248
Pro Forma Combined Fund Class C Shares	$263	$544	$967	$2,146
Target Fund Class F Shares	$75	$300	$544	$1,243
Acquiring Fund Class F Shares	$72	$281	$532	$1,252
Pro Forma Combined Fund Class F Shares	$72	$264	$490	$1,140
Target Fund Class I Shares	$64	$269	$490	$1,126
Acquiring Fund Class I Shares	$61	$250	$478	$1,135
Pro Forma Combined Fund Class I Shares	$61	$233	$436	$1,022
Target Fund Class P Shares	$110	$410	$731	$1,642
Acquiring Fund Class P Shares	$107	$391	$720	$1,651
Pro Forma Combined Fund P Shares	$107	$374	$678	$1,542
Target Fund Class R2 Shares	$125	$456	$810	$1,808
Acquiring Fund Class R2 Shares	$122	$438	$799	$1,817
Pro Forma Combined Fund Class R2 Shares	$122	$421	$758	$1,710
Target Fund Class R3 Shares	$115	$425	$757	$1,698
Acquiring Fund Class R3 Shares	$112	$406	$746	$1,706
Pro Forma Combined Fund Class R3 Shares	$112	$390	$705	$1,599

If Shares Are Not Redeemed	1 year	3 years	5 years	10 years
Target Fund Class A Shares	$669	$932	$1,214	$2,016
Acquiring Fund Class A Shares	$657	$885	$1,153	$1,918
Pro Forma Combined Fund Class A Shares	$657	$869	$1,113	$1,814
Target Fund Class B Shares	$166	$579	$1,018	$2,070
Acquiring Fund Class B Shares	$163	$561	$1,007	$2,053
Pro Forma Combined Fund Class B Shares	$163	$544	$967	$1,949
Target Fund Class C Shares	$166	$579	$1,018	$2,239
Acquiring Fund Class C Shares	$163	$561	$1,007	$2,248
Pro Forma Combined Fund Class C Shares	$163	$544	$967	$2,146
Target Fund Class F Shares	$75	$300	$544	$1,243
Acquiring Fund Class F Shares	$72	$281	$532	$1,252
Pro Forma Combined Fund Class F Shares	$72	$264	$490	$1,140
Target Fund Class I Shares	$64	$269	$490	$1,126
Acquiring Fund Class I Shares	$61	$250	$478	$1,135
Pro Forma Combined Fund Class I Shares	$61	$233	$436	$1,022
Target Fund Class P Shares	$110	$410	$731	$1,642
Acquiring Fund Class P Shares	$107	$391	$720	$1,651
Pro Forma Combined Fund Class P Shares	$107	$374	$678	$1,542
Target Fund Class R2 Shares	$125	$456	$810	$1,808
Acquiring Fund Class R2 Shares	$122	$438	$799	$1,817
Pro Forma Combined Fund Class R2 Shares	$122	$421	$758	$1,710
Target Fund Class R3 Shares	$115	$425	$757	$1,698
Acquiring Fund Class R3 Shares	$112	$406	$746	$1,706
Pro Forma Combined Fund Class R3 Shares	$112	$390	$705	$1,599

Portfolio Turnover. Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the examples, affect each Fund’s performance. For the six months ended May 31, 2013, Target Fund’s portfolio turnover rate was 12.23% (unaudited) of the average value of its portfolio and Acquiring Fund’s portfolio turnover rate was 32.11% (unaudited) of the average value of its portfolio. These portfolio turnover rates do not fully reflect that each Fund sold securities to implement a change in its investment strategy. For the period August 1, 2012 through July 31, 2013, during which each Fund’s portfolio repositioning took place, Target Fund’s portfolio turnover rate was 86.73% (unaudited), while Acquiring Fund’s portfolio turnover rate was 134.66% (unaudited).

SUMMARY OF REORGANIZATION PROPOSAL

This Combined Prospectus/Proxy Statement provides pertinent information about the Reorganization and Acquiring Fund that a Target Fund shareholder should consider before voting. The following summarizes certain information contained elsewhere in or incorporated by reference into this Combined Prospectus/Proxy Statement. More information about Acquiring Fund is included in the section titled “Information from Acquiring Fund’s April 1, 2013 Prospectus” in this Combined Prospectus/Proxy Statement. You should read the more complete information in the rest of this Combined Prospectus/Proxy Statement, as well as in Target Fund’s prospectus, the Funds’ SAI, and each Fund’s semi-annual and annual reports. You also should review the SAI relating to this Combined Prospectus/Proxy Statement. This Combined Prospectus/Proxy Statement is qualified in its entirety by reference to these documents. You should read the entire Combined Prospectus/Proxy Statement before voting.

Overview of the Proposed Reorganization

As you evaluate the Reorganization, please consider the information below. Among other things, the information below summarizes some important recent modifications to Target Fund’s investment strategies, imminent changes to Acquiring Fund’s expense structure, and expected tax consequences of Target Fund’s portfolio repositioning and of the Reorganization. You should review this information carefully.

Investment Strategies and Portfolio Management

•	Since June 11, 2013, Target Fund and Acquiring Fund have been managed by the same team of portfolio managers under similar investment strategies. In particular, both Funds seek income and capital appreciation by investing in large and mid-sized companies, both Funds employ a dividend growth investing style, and both Funds utilize fundamental research and quantitative analysis in making investment decisions. Walter H. Prahl and Frederick J. Ruvkun are Target Fund’s and Acquiring Fund’s lead portfolio managers and will continue as the lead portfolio managers of the Combined Fund after the Reorganization. In addition, Lord Abbett serves as each Fund’s investment adviser and will continue to serve as the Combined Fund’s investment adviser after the Reorganization is completed.

•	Before June 11, 2013, a different team of portfolio managers managed Target Fund. Target Fund’s prior portfolio managers used growth and value investing styles to identify companies believed to offer attractive, long-term investment opportunities. The team selected investments based on in-depth analysis of a company’s financial statements, business strategy, management competence, and overall industry trends, among other factors. Although Target Fund did not select stocks specifically on the basis of their dividend growth, Target Fund, consistent with its investment objective, nevertheless historically has invested a significant portion of its assets in companies that have experienced dividend growth over time. Beginning June 11, 2013, Target Fund transitioned to its present emphasis on investing in companies that have grown their dividends over time while continuing to pursue the Fund’s investment objective and strategy of investing principally in large companies. In addition, the Fund began to select investments utilizing a combination of fundamental research and quantitative analysis. Therefore, Target Fund continues to hold some securities that were selected based on its prior investment strategies and currently holds securities that the new portfolio managers selected based on the Fund’s current investment strategies. The table under “Investment Objectives, Principal Investment Strategies, and Principal Risks” below and the narrative comparisons of the Funds’ investment attributes in this Combined Prospectus/Proxy Statement relate to Target Fund’s current employment of fundamental and quantitative investment techniques and focus on companies that have grown their dividends over time because these attributes represent the Fund’s present and future investment operations.

•	Following the Reorganization, the Combined Fund will be managed according to the investment objective and strategies of Acquiring Fund. Acquiring Fund pursues its investment objective by investing principally in large and mid-sized companies that have consistently grown their dividends over time.

•	The material differences between the Funds’ investment strategies and policies are: (1) Target Fund and Acquiring Fund focus on companies within market capitalization ranges defined by different benchmark indices, affording Acquiring Fund relatively greater flexibility to invest in mid-sized companies, although both Funds currently are managed in a similar fashion with respect to exposure to mid-sized companies; (2) Acquiring Fund has a smaller investable universe than Target Fund because Acquiring Fund invests principally in companies included in the S&P 900 10-Year Dividend Growth Index(1), while Target Fund invests principally in companies included in the Russell 1000® Index, which has less stringent company selection criteria than the S&P 900 10-Year Dividend Growth Index; and (3) Target Fund’s investment policies allow the Fund to invest to a greater extent than Acquiring Fund in foreign companies and derivatives, although both Funds currently are managed in a similar fashion with respect to such investments. Detailed information about Acquiring Fund’s investment objective, strategies, risks, policies, and restrictions is provided in the section titled “Information from Acquiring Fund’s April 1, 2013 Prospectus” in this Combined Prospectus/Proxy Statement.

(1)	The S&P 900 10-Year Dividend Growth Index is the exclusive property of Standard & Poor’s Financial Services LLC (“S&P”). Under a contract with Lord Abbett, S&P administers, maintains, and calculates the S&P 900 10-Year Dividend Growth Index. S&P and its affiliates will have no liability for any errors or omissions in calculating the S&P 900 10-Year Dividend Growth Index.

•	As discussed more fully below, Target Fund’s portfolio repositioning will result in higher capital gain distributions to Target Fund shareholders, which will have tax implications in 2013 for shareholders who hold Target Fund shares in a taxable account.

Expense Structures

•	As discussed more fully below, we anticipate that Target Fund shareholders will pay lower overall expenses after the Reorganization. In reviewing the information below, you should refer to the fee table applicable to your particular share class under “Fees and Expenses” above. Your estimated expenses as an Acquiring Fund shareholder after the Reorganization are indicated in the “Pro Forma Combined Fund” column of the fee table, and will differ from the expenses Acquiring Fund shareholders currently pay due to a reduction in Acquiring Fund’s contractual management fee rate that will be implemented before the Reorganization takes place, as explained immediately below.

•	Lord Abbett has contractually agreed to lower Acquiring Fund’s contractual management fee rate so that Target Fund and Acquiring Fund both will be subject to the following contractual management fee rate effective October 1, 2013: 0.65% on the first $1 billion, 0.60% on the next $1 billion, and 0.55% on assets over $2 billion. Because this fee reduction will take effect before the Reorganization is completed, the Reorganization will not result in any change in the management fee currently paid by Target Fund shareholders. Acquiring Fund’s pre-October 1, 2013 contractual management fee rate is 0.75% on the first $1 billion, 0.70% on the next $1 billion, and 0.65% on assets over $2 billion.

•	Although Acquiring Fund’s pre-October 1, 2013 contractual management fee rate is 10 basis points higher than Target Fund’s contractual management fee rate at each breakpoint, during the Funds’ fiscal year ended November 30, 2012, Acquiring Fund’s total net annual operating expenses (0.60% plus the amount of any applicable Rule 12b-1 fee) were lower than Target Fund’s total net annual operating expenses (0.63% plus the amount of any applicable Rule 12b-1 fee) after giving effect to each Fund’s contractual expense cap. This differential stems from Lord Abbett’s contractual commitment to cap Acquiring Fund’s total annual operating expenses at a lower level than it has contractually capped Target Fund’s total annual operating expenses. Acquiring Fund’s contractual expense cap will remain in place through at least March 31, 2015, although there is no guarantee that the cap will be renewed after that date.

•	Before giving effect to each Fund’s contractual expense cap, each class of shares of Acquiring Fund, with the exception of Class A shares, had higher total annual operating expenses than the corresponding class of shares of Target Fund during the Funds’ fiscal year ended November 30, 2012 because Acquiring Fund has a higher contractual management fee rate until October 1, 2013. Acquiring Fund’s Class A share total annual operating expenses were lower than Target Fund’s Class A share total annual operating expenses because Acquiring Fund’s Class A Rule 12b-1 fee is 10 basis points lower than Target Fund’s Class A Rule 12b-1 fee.

•	The Funds are subject to the same share class-specific Rule 12b-1 fee rates, except that Acquiring Fund’s Class A Rule 12b-1 fee rate is 10 basis points lower than Target Fund’s Class A Rule 12b-1 fee rate.

•	Acquiring Fund’s other (i.e., non-management) expenses (0.23%) were lower than those of Target Fund (0.25%) during the Funds’ fiscal year ended November 30, 2012.

•	~~The Funds’ shares are subject to the same sales charges.~~

•	The Funds’ shares are subject to the same sales charges, including a CDSC of 1.00% on certain Class A shares purchased or acquired without a sales charge if they are redeemed before the first day of the month of the one-year anniversary of their purchase.

Performance Histories

•	Acquiring Fund’s performance for periods before September 27, 2012 was achieved by its prior portfolio management team under its prior investment strategy of investing in a mix of equity and fixed income securities and thus does not represent the Fund’s current investment strategy. For the period from September 27, 2012 through July 31, 2013, Acquiring Fund outperformed Target Fund. For that period, Acquiring Fund’s Class A shares returned 18.33% (without sales charges) and Target Fund’s Class A shares returned 16.98% (without sales charges).

•	The performance for each class of shares of Acquiring Fund was higher than the performance for the corresponding class of shares of Target Fund for the calendar year-to-date, 3-, 5-, and 10-year periods ended July 31, 2013. For such periods, Acquiring Fund’s Class A shares returned 17.67%, 14.31%, 8.90%, and 8.40%, respectively (without sales charges). For the same periods, Target Fund’s Class A shares returned 17.47%, 12.89%, 6.09%, and 7.03%, respectively (without sales charges). The performance for each class of shares of Acquiring Fund was lower than the performance for the corresponding class of shares of Target Fund for the 1-year period ended July 31, 2013. For that period, Acquiring

Fund’s Class A shares returned 23.29% (without sales charges) and Target Fund’s Class A shares returned 23.46% (without sales charges).

•	Performance for share classes other than Class A will differ from that of Class A due to the different Rule 12b-1 fee each share class bears. For more information about the performance of each class of shares of each Fund, with and without sales charges, please see “Performance” below. A Fund’s past performance is not an indication of future results.